1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

September 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company Inc.
Registration Statement on Form N-2
File Numbers: 333-205540; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comment raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a phone call between Asen Parachkevov of the Staff and Philip T. Hinkle and Erin M. Lett of Dechert LLP, outside counsel to the Fund, on September 1, 2015.

For your convenience, the Staff’s comment is repeated in this letter, followed by the applicable response. Concurrently, the Fund is filing pre-effective amendment no. 3 (“Amendment No. 3”) to its registration statement on Form N-2 (the “Registration Statement,” and the prospectus contained therein, the “Prospectus”) via EDGAR. We will also provide under separate cover courtesy copies of Amendment No. 3, as submitted and marked to show the changes from pre-effective amendment no. 2 to the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Please provide a brief description of loan accumulation facilities on the front cover of the Prospectus.

Response: The Fund has revised its disclosure consistent with this comment.

September 11, 2015 Page 2

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to any filing, (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of disclosure in its filings and (iv) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.
Nauman S. Malik, General Counsel, Eagle Point Credit Management LLC
Anna T. Pinedo, Morrison & Foerster LLP